                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH, 2000




                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                         Form 20-F  X    Form 40-F
                                   ---             ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                            Yes         No   X
                                 ---        ---


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                               PETSEC ENERGY LTD
                                ACN 000 602 700




March 6, 2000



             PETSEC ENERGY LTD ADR'S TO TRADE ON OTC BULLETIN BOARD
             ------------------------------------------------------

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and OTC BB: PSJEY) today announced its American Depository Receipts ("ADR's") will commence trading on the OTC Bulletin Board. The Company's new ticker symbol is PSJEY.

The Company's ordinary shares are unaffected and will continue to trade on the Australian Stock Exchange under the ticker symbol PSA.

Petsec is an independent oil and gas exploration and production company operating in the shallow waters of the US Gulf of Mexico. The Company's corporate office is in Sydney, Australia. Field operations are managed in the US from Lafayette La.






For further information please contact:

In Australia:                                In USA:

Terry Fern, Managing Director                Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                            Petsec Energy Ltd
(61) 2 9247 4605 (phone)                     (337) 989 1942 (phone)
(61) 2 9251 2410 (fax)                       (337) 989 7271 (fax)
Level 13, Gold Fields House                  143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000             Lafayette, Louisiana 70503-3402

     Company information is available at Petsec's website http://www.petsec.com
                                                          ---------------------

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               PETSEC ENERGY LTD
                               A.C.N. 000 602 700


15 March 2000

            PETSEC ENERGY REPORTS 1999 RESULTS AND YEAR END RESERVES
            --------------------------------------------------------

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and OTC BB: PSJEY), today announced its results for the three months and year ended 31 December 1999.


Full Fear 1999 Fesults

Under Australian accounting standards, the Company reported a loss from its oil and gas operations (before tax and abnormal items) of A$25.8 million, compared to a loss in 1998 of A$9.2 million. Expensed as abnormal items are A$4.8 million for dry hole costs and a non-cash charge against the carrying value of the Company's oil and gas assets of A$11.8 million. The operating loss after tax and abnormal items was A$42.1 million, compared to a loss of A$151.9 million in 1998.

Under U.S. generally accepted accounting principles ("US GAAP"), the Company reported a net loss of US$21.3 million, or US$1.17 per American Depositary Receipt ("ADR"). This is compared to a loss in 1998 of US$96.5 million, or US$4.48 per ADR.

Net sales in 1999 were US$31.0 million, down from US$97.0 million in 1998 due to lower production as a result of the asset sale to Apache at the beginning of the year and natural field decline. Apache purchased a 50% interest and became operator of all but one of the Company's fields. Net production for the year was 13.1 billion cubic feet of gas equivalent, compared to 39.5 billion cubic feet of gas equivalent in 1998.

Cash flow from operating activities in 1999 was US$12.6 million or US$0.59 per ADR. In 1998 cash flow from operating activities totalled US$55.1 million or US$2.56 per ADR.

Ten wells were drilled in the year, two of which have been completed and are producing, and a further six wells will be completed for production in 2000.

Fourth Quarter 1999 Results

Under Australian accounting standards, for the three months ended December 31, 1999, Petsec reported a loss from its oil and gas operations (before tax and abnormal items) of A$6.4 million (1998: loss of A$14.5 million). Expensed as abnormal items are A$4.8 million for dry hole costs and a non-cash charge against the carrying value of the Company's oil and gas assets of A$11.8 million. The Company reported an operating loss after tax and abnormal items of A$22.7 million, (1998: loss of A$118.1 million).

Under US GAAP, for the three-month period ended December 31, 1999, the Company reported a net loss of US$12.0 million, or US$0.56 per ADR, on revenue of US$6.7 million. This is compared to a net loss in the December quarter of 1998 of US$72.7 million, or US$3.38 per ADR, on revenue of US$19.8 million.

Year End 1999 Reserves

Net proven reserves at December 31, 1999 were 56.8 billion cubic feet of gas and 4.5 million barrels of oil, a total of 83.6 billion cubic feet of gas equivalent. Net proven and probable reserves were 93.8 Bcf of gas and 6.8 million barrels of oil, a total of 134.6 billion cubic feet of gas equivalent.

The SEC pre-tax present value (discounted at 10% p.a.) of the proven reserves, based on prices of US$2.43 per Mcf for gas and US$25.61 per barrel for oil, was US$113.1 million. The SEC pre-tax present value of proven and probable reserves was US$195.8 million.

Reserves were estimated by Ryder Scott Company, independent petroleum engineers.

Corporate

In November 1999 Petsec distributed its holding in Climax Mining Ltd shares (ASX symbol: CMX) to Petsec's own shareholders by way of a pro-rata entitlement issue. The distribution completed the separation of the two companies.

On 6 March 2000, the Company announced that trading of its American Depository Receipts moved to the OTC Bulletin Board; (symbol: PSJEY), as the Company no longer satisfies the continued listing requirements of The New York Stock Exchange.

Petsec Energy Inc.

In the fourth quarter of 1999 it was announced that the Company's wholly owned US subsidiary, Petsec Energy Inc. (PEI), had liquidity difficulties and that Petsec Energy Ltd had decided not to advance further funds to PEI until a satisfactory capital reconstruction proposal was presented which would allow PEI to exploit its asset base. Petsec Energy Ltd currently has US$16.5 million (A$26 million) of uncommitted cash.

PEI engaged financial advisers to assist in raising capital and advise on the possible restructure of PEI's debt. In January 2000 PEI signed a US$30 million credit facility with Foothill Capital Corporation to retire its existing facility with a Chase Manhattan Bank syndicate. At 13 March 2000, US$12.5 million was drawn from an available US$21.6 million.

PEI is in default of its US$100 million 9 1/2% subordinated notes due 2007. A semi annual interest payment of US$4.75 million due on these notes at 15 December 1999 was not paid and PEI is currently negotiating with its note holders regarding alternative solutions to its financial situation. In order to effect a resolution PEI may need to seek protection under Chapter 11 of the US Bankruptcy Code.

Petsec Energy is an independent oil and gas exploration and production company with its operations in the offshore Gulf of Mexico (based in Lafayette, Louisiana) and its head office in Sydney, Australia.

For further information please contact:

In Australia:                               In USA:
Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (318) 989 7271 (fax)

  Company information is available at Petsec's web site http://www.petsec.com

1 Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               Petsec Energy Ltd


             Results for the fourth quarter ended 31 December 1999

               (A$, Australian accounting standards, unaudited)


                                                                Three months ended         Change   Twelve months ended     Change
                                                             31 Dec 99     31 Dec 98         %     31 Dec 99    31 Dec 98     %
                                                                 (in thousands)                        (in thousands)


Oil and gas sales (before deducting royalties)        A$      13,422         39,543        -66%      59,388       178,526   -67%


Profit and loss account

Profit (loss) before interest and abnormal items      A$      (2,690)       (10,015)                (10,286)        3,638
Net interest expense                                          (3,673)        (4,470)                (15,510)      (12,809)
                                                            --------------------------            --------------------------
 Operating loss before abnormal items                         (6,364)       (14,485)                (25,796)       (9,171)
 Abnormal items - impairments expense                        (11,770)      (111,288)                (11,770)     (126,465)
                - dry hole costs & abandonments               (4,849)          (772)                 (4,849)      (42,727)
                                                            --------------------------            --------------------------
 Operating loss before tax                                   (22,983)      (126,545)                (42,415)     (178,363)
 Tax benefit                                                     317          8,402                     317        26,466
                                                            --------------------------            --------------------------
 Operating profit (loss) after tax                           (22,666)      (118,143)                (42,098)     (151,897)
                                                            --------------------------            --------------------------






Basic and diluted earnings per share                  A$       (0.21)         (1.10)                  (0.39)        (1.41)

Number of shares outstanding (period end, thousands)         107,401        107,601                 107,401       107,601

Number of shares outstanding (average, thousands)            107,401        107,601                 107,429       107,601

Average US$ / A$ exchange rates                               0.6446         0.6223                  0.6430        0.6302

                               Petsec Energy Ltd


             Results for the fourth quarter ended 31 December 1999

                (US$, "successful efforts" accounting under US
             generally accepted accounting principles, unaudited)



                                                                 Three months ended  Change   Twelve months ended   Change
                                                                     December 31                  December 31
                                                                   1999       1998     %        1999      1998        %
                                                                   (in thousands)               (in thousands)

------------------------------------------------------------------------------------------------------------------------------------
Statement of operations
 Oil and gas sales (net of royalties)                       US$    6,740   19,846    -66%     31,000    92,017      -66%
 Lease operating expenses                                         (1,853)  (4,033)            (7,045)  (14,989)
 General, administrative and other expenses                       (2,086)  (3,813)            (6,859)  (10,777)
 Stock compensation expense                                          (52)    (141)              (260)     (937)
                                                                  ----------------            -----------------
 EBITDAX (income before interest, DD&A,
 exploration, abandonments & dry hole costs)                       2,749   11,859    -77%     16,836    65,314      -74%
Depletion, depreciation & amortisation (DD&A)                     (5,110) (16,018)           (21,295)  (57,672)
                                                                  ----------------            -----------------
 Income (loss) from operations (before
 exploration, abandonments & dry hole costs)                      (2,361)  (4,159)            (4,459)    7,642
Exploration expenditures                                            (315)    (912)            (2,750)   (7,427)
Impairments                                                       (7,480) (63,715)            (7,480)  (72,916)
Dry hole costs and abandonments                                   (1,882)    (480)            (2,840)  (27,503)
                                                                  ----------------            -----------------
 Loss from operations                                            (12,038) (69,266)           (17,529) (100,204)
Profit (loss) on sale of assets and other income                   2,057       50              3,062       (17)
Interest expense (net of interest income)                         (2,349)  (2,738)            (9,893)   (7,830)
                                                                  ----------------            -----------------
 Loss before tax                                                 (12,330) (71,954)           (24,360) (108,051)
Income tax benefit (expense)                                         282     (714)              (764)   11,547

 Net loss                                                   US$  (12,048) (72,668)           (25,124)  (96,504)
                                                                  ----------------            -----------------
Cash flow data
 Net cash provided by operating activities                  US$    2,230    3,569    -38%     12,588    55,056      -77%
 Net cash provided by (used in) investing activities        US$   (2,233) (11,729)            60,408  (134,750)
 Net cash provided by (used in) financing activities        US$        -    8,000            (66,125)   74,011

Balance sheet data (at end of period)
 Total assets                                               US$  110,536  199,213            110,536   199,213
 Cash and deposits                                          US$   20,359   13,488             20,359    13,488
 Borrowings                                                 US$  107,559  173,656            107,559   173,656
 Shareholders' equity (deficit)                             US$  (19,526)   4,354            (19,526)    4,354

Basic and diluted earnings per share
 Net loss per ordinary share                                US$    (0.11)   (0.68)             (0.23)    (0.90)
 Net loss per ADR                                           US$    (0.56)   (3.38)             (1.17)    (4.48)
 Average number of shares outstanding (thousands)                107,401  107,601            107,429   107,601

------------------------------------------------------------------------------------------------------------------------------------
                                                     Additional data

Net production
 Oil (MBbls)                                                         175      584    -70%        812     2,353      -65%
 Gas (MMcf)                                                        1,737    5,334    -67%      8,247    25,390      -68%
                                                                  ----------------            -----------------
 Total (MMcfe)                                                     2,787    8,841    -68%     13,119    39,511      -67%
                                                                  ----------------            -----------------
Net sales
 Oil (US$ in thousands)                                     US$    2,990    9,338             12,570    37,846
 Gas (US$ in thousands)                                            3,750   10,508             18,430    54,171
                                                                  ----------------            -----------------
 Total (US$ in thousands)                                          6,740   19,846    -66%     31,000    92,017      -66%
                                                                  ----------------            -----------------
Average sales price
 Oil (US$ per Bbl)                                          US$    17.09    15.98      7%      15.48     16.08       -4%
 Gas (US$ per Mcf)                                                  2.16     1.97     10%       2.23      2.13        5%
                                                                  ----------------            -----------------
 Total (US$ per Mcfe)                                               2.42     2.24      8%       2.36      2.33        1%
                                                                  ----------------            -----------------
Average costs (US$ per Mcfe)
 Lease operating expenses                                   US$     0.66     0.46               0.54      0.38
 Depletion, depreciation and amortisation                           1.83     1.80               1.62      1.46
 General, administrative & other expenses                           0.75     0.43               0.52      0.27
 Stock compensation expense                                         0.02     0.02               0.02      0.02
                                                                  ----------------            -----------------
 Total (before exploration, dry hole
 costs and abandonments)                                            3.26     2.71    +21%       2.70      2.14      +27%
                                                                  ----------------            -----------------

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PETSEC ENERGY LTD



Date: March 22, 2000                    By: /s/ Ross A. Keogh
                                           -------------------------------------
                                        Name:   Ross A. Keogh
                                        Title:  Chief Financial Officer